E:	kevin@bevilacquapllc.com
T:	202.869.0888
W:	bevilacquapllc.com

March 14, 2019

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	E-Home Household Service Holdings Limited
Confidential Submission of the Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, E-Home Household Service Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit a draft Registration Statement on Form F-l (the “Draft Registration Statement”) relating to the proposed initial public offering in the United States of the Company’s ordinary shares. The ordinary shares are expected to be listed on the Nasdaq Stock Market.

The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

As an Emerging Growth Company, the Company has included in the Draft Registration Statement audited consolidated financial statements as of June 30, 2018 and 2017 and for the years ended June 30, 2018 and 2017.

The Company is also submitting herewith, for review by the staff on a confidential basis, certain of the exhibits required to be filed with the Commission in connection with the filing of the Draft Registration Statement.

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at 202-869-0888 (ext. 101) or kevin@bevilacquapllc.com or Louis A. Bevilacqua at 202-869-0888 (ext. 100) or lou@bevilacquapllc.com.

Very truly yours,

/s/ Kevin (Qixiang) Sun
Kevin (Qixiang) Sun

cc:	Wenshan Xie, Chairman and Chief Executive Officer
Qun Wei, Chief Financial Officer
E-Home Household Service Holdings Limited

Thomas M. “Mickey” O’Neal, CPA, CVA
Thayer O’Neal Company, LLC

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036